Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: TLGY Acquisition Corporation

Subject Company: TLGY Acquisition Corporation

Filer’s Commission File Number: 001-41101

Date: August 17, 2023

Proactive Investors Interview

Jin-Goon Kim and Steve Darling

August 16, 2023

The following is a full transcript of an interview made available at https:/www.proactiveinvestors.com/companies/news/1023711/tlgy-acquisition-corporation-files-form-s-4-for-proposed-business-combination-with-verde-bioresin-1023711.html

Steve Darling

Welcome back inside our Proactive Newsroom. And joining me now is Jin-Goon Kim. He is the CEO of TLGY Acquisition Corporation. And Jin-Goon, thank you very much for joining us. It’s good to see you.

Jin-Goon Kim

Thank you. Thanks for having me on.

Steve Darling

Yeah, I know there's been a lot of things going on with the company in relation to Verde Bioresins. We'll talk about that in just a second. But I would like to sort of get a bit of background. You're the founder of the company, so tell me a little bit about the origins of it.

Jin-Goon Kim

Yeah, so TLGY is really a result of the 20 years of career that I've built in private equity, particularly focusing on transformational deals that I led in TPG, and also as a transformative CEO.

I was a CEO before I joined TPG, but also during my days in the TPG, I was both an investor and had to step in as a transformative CEO. So, what I realized was that there was a lot of value to be created, when you combine the two pillars of an investor who, from a private equity, is really able to find really the diamond in the rough, or the unicorn in the making, if you will, and then you are able to really help structure a deal that makes everybody win all the shareholders win.

And as an operator, obviously companies needed help and there's some insight as to how to make sure we make them become the market leaders and increase their chance of success. And I've done that over the course of my career. So, bringing that together was really the origin TLGY. So, we're really a private equity in spirit and DNA in the way we conduct our business and look at our business and the returns. But at the same time, we're using SPAC as an instrument to conduct our private equity business.

Steve Darling

Yeah. Was it a fact that you saw that companies needed the capital obviously to move forward, but more so the advice and the managerial skills that you have in order to help them get themselves to move forward? Is that sort of the real secret sauce of this? Is it the fact that, you know, all your work that you've done over the years is really helping companies move forward?

Jin-Goon Kim

No, I think it's all of the above, really. Capital is abundant, right? Of course, today's market capital is difficult, but it's really the underwriting of the investment where a certain capital goes in at the right time, vetting the right assets and really creating the right terms, including valuation and a structure that allows everyone to win, in this case, we use performance based earnout to give about a half of the company's future value based on a very high performance target of 35% IRR. This is a very classic private equity play where you allow the company that you invest in to do much better if they actually outperform your investment target. So, it's really around how do you spot places where you want to deploy your capital because you're entrusted with investing in that money and same here, we have the public market equity that we're entrusted with. So, that is the first piece of it.

But second piece of it is really trying to understand the whole investment thesis around what is the macro? What will help companies to win? It's a pattern recognition. Having looked at hundreds of companies in our previous life in investment committees and so forth, and seeing how companies evolve over that cycle and getting into obviously the monetization of it and also as a CEO, you get a very good insight as to what actually worked in the real world. And that was one of the unique features in my career, you know that was that I was actually deep in these companies running them and creating a great return for the shareholders.

Steve Darling

Do you look in a certain industry when you're looking at companies that potentially you would work with is something specific that that you like or is it more so, you know, as you mention, what the company is doing and where their future lies.

Jin-Goon Kim

Yeah, we focus on sectors we know. I mean, as investors, you really have to do that. The way I’ve leveraged, and of course I operated across a very wide range of industries in my past career, is that you work with people who are insiders in the industry. So, in the case of Verde, that is an industry that we know very well, particularly through one of our advisors in our TLGY network, who was a former GE Plastics executive. Then he was deeply involved along with us to really figure out what this company’s potential was and whether they were one of the winners that we want to back.

Steve Darling

Yeah, you've submitted your form S-4 to the U.S. SEC now and so for Verde Bioresins. So, tell me a bit about the process that goes through and where this is at.

Jin-Goon Kim

In terms of the SEC process or the investment process?

Steve Darling

A bit of both I think is okay.

Jin-Goon Kim

Okay great. So yeah, so the investment process, we're not a typical SPAC where you basically go in and within weeks or months you just want to sign someone up because you have to, because you're running out of time. We looked at 100 companies through, roughly about 100 companies, which we had about a dozen or two dozen companies that we really liked - we went deep and these are all from a proprietary sourcing capability of the network. A lot of these are former CEOs, operators and dealmakers, that of course, our team knows very well. And then from there we narrow down to a company that we felt was the right kind of deal for this market, given the situation of, you know, having difficulties of raising a lot of money upfront. So, we wanted to go with someone that has very strong macro, who had a great value creation capability and appreciation for what we are offering, you know, ability to really bet their future on their performance as opposed to asking high valuation up front. And all these components weigh into the play. And of course, we had to look at the management and also whether this particular technology is going to win in the marketplace.

So, it was a nine-month diligence process and a very long period which we detail in great detail in the S-4. So you’re also welcome to take a look at how we went through really much more of a private equity process of vetting that. Now from an SEC perspective, we made the announcement in June. We first signed up the LOI in the beginning of the year, and so we now are launching into S-4 process and it typically takes about, I would say, three to five months for SEC to give comments and then wait for us to really complete all the processes, including PIPE that were deep in the middle of, of the process of really talking to strategics who like the company as well as other potential investors. And so, with the PIPE and the structure that we have that is very differentiated which encourages people to stay or invest before DeSPAC so that we can actually mitigate the redemption problem that we have – this is a very unique feature we have. So, all of that obviously requires some work over the next three to four months and I think the closing will happen sometime at the end of the year we expect.

Steve Darling

Yeah, it's really interesting what they do with Bioresins and all that. They're an interesting company for sure. Just lastly here, Jin-Goon, and tell me a little bit about the future ahead. What should people expect from you over the next six months to a year? You're always out there looking at companies and trying to do new things?

Jin-Goon Kim

Well, you know, one thing that's great about being, coming from a combination of a deal world and a transformative CEO is that it's the network and your reputation that attracts deals, but it's not the deals. I think a lot of people have access or knowledge of the deals, but it's looking at 100 companies and saying, which one of those do you really want to back? When are they ready and when is there a partnership? And this sort of marriage of the two that allows you to create a deal where everybody wins? So, we also put a lot of our economics based on the returns of the public investors that’s coming in because if public investors don't do well, you know, we don't believe that we should be doing well. It's the same with the target. So, I think it's an exciting business that we're going into. We believe the SPAC market in general is challenging. It should be. It should only be for people who are really veteran dealmakers and understand operators. And we believe that actually for people who are able to do this, and we believe we are one of them, the future is very bright and there won't be much competition going forward.

Steve Darling

All right. We'll leave it there. Great to meet you. Great to learn a bit more about what you're doing within the company. And I really appreciate your time. Enjoyed the conversation.

Jin-Goon Kim

Thank you so much, Steve.

Steve Darling

All right. There is Jin-Goon Kim. He's the CEO of TLGY Acquisition Corporation.

***

About TLGY Acquisition Corporation

TLGY Acquisition Corporation is a blank check company sponsored by TLGY Sponsors LLC, whose business purpose is to effect a merger, share exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. TLGY was formed to focus on growth companies through long-term, private equity style value creation in the biopharma and business-to-consumer (B2C) technology sectors.

For additional information, please visit www.tlgyacquisition.com.

About Verde Bioresins, Inc.

Verde Bioresins, Inc. is a full-service bioplastics company that specializes in sustainable product innovation and the manufacturing of proprietary biopolymer resins, providing comprehensive design and development solutions for companies seeking alternatives to conventional plastics.

For additional information, please visit www.verdebioresins.com.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act that are not historical facts, and involve risks and uncertainties that could cause actual results to differ materially from those expected and projected. All statements, other than statements of historical fact included in this communication regarding TLGY and the Company’s financial position, business strategy and the plans and objectives of management for future operations, are forward-looking statements. Words such as “expect,” “believe,” “anticipate,” “intend,” “estimate,” “seek” and variations and similar words and expressions are intended to identify such forward-looking statements.

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of TLGY’s securities; (ii) the risk that the proposed business combination may not be completed by TLGY’s business combination deadline and the potential failure to obtain an extension of the business combination deadline sought by TLGY; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by the shareholders of TLGY; (iv) the effect of the announcement or pendency of the proposed business combination on the Company’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of the Company and potential difficulties in the Company employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against TLGY or the Company related to the agreement and plan of merger or the proposed business combination; (vii) the ability to maintain the listing of TLGY’s securities on Nasdaq; (viii) the price of TLGY’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which the Company operates, variations in performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure; and (ix) the ability to implement and realize upon business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in TLGY’s final proxy statement/prospectus to be contained in the Form S-4 registration statement, including those under “Risk Factors” therein, TLGY’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by TLGY from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and TLGY and the Company assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither TLGY nor the Company gives any assurance that either TLGY or the Company will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed business combination, the Company will become wholly-owned subsidiary of TLGY and TLGY will be renamed to Verde Bioresins, Corp. as of the closing of the proposed business combination. TLGY filed with the SEC the Registration Statement, including a preliminary proxy statement/prospectus of TLGY, in connection with the proposed business combination. After the Registration Statement is declared effective, TLGY will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. TLGY’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with TLGY’s solicitation of proxies for its shareholders’ meeting to be held to approve the proposed business combination because the proxy statement/prospectus will contain important information about TLGY, Verde and the proposed business combination. The definitive proxy statement/prospectus will be mailed to shareholders of TLGY as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of the Registration Statement, each preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov. In addition, the documents filed by TLGY may be obtained free of charge from TLGY at www.tlgyacquisition.com.

Participants in Solicitation

TLGY, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of TLGY’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of TLGY’s directors and executive officers in TLGY’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 21, 2023. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of TLGY’s shareholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of TLGY’s participants in the solicitation, which may, in some cases, be different than those of TLGY’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of TLGY, the Company or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.